

May 30, 2023

Gina Goetter
Chief Financial Officer
HASBRO, INC.
1027 Newport Avenue
Pawtucket, Rhode Island 02861

      Re: HASBRO, INC.
          Form 10-K for the Fiscal Year Ended December 25, 2022
          Filed February 22, 2023
          Form 8-K Furnished February 16, 2023
          File No. 001-06682

Dear Gina Goetter:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished February 16, 2023

Exhibit 99.1

1.   We note that several of your non-GAAP measures adjust for the Operational Excellence charges which include transformation office and consultant fees. Additionally, please further explain the other employee charges associated with your cost savings initiatives. Please tell us your consideration of whether the costs relate to normal, recurring, cash operating expenses of the Company. The comment also applies to the earnings release furnished on April 27, 2023 and other public disclosures, such as investor presentations. Refer to Question 100.01 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

2.   We note your reconciliations of the non-GAAP measure, adjusted EBITDA for Consumer Products, Wizards of the Coast and Digital Gaming, and Entertainment, use operating

profit as the starting point for reconciling the respective adjusted EBITDA. Please refer to Question 103.02 of the Staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures and modify your reconciliations accordingly. The comment also applies to the earnings release furnished on April 27, 2023 and other public disclosures, such as investor presentations.

3.   We note that several of your non-GAAP measures adjust for the amortization of acquired intangible assets. Please revise to disclose that while the expense is excluded, the revenue of the acquired company is reflected in the measure and that those assets contribute to revenue generation. The comment also applies to the earnings release furnished on April 27, 2023 and other public disclosures, such as investor presentations.

Form 10-K for the Fiscal Year Ended December 25, 2022

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Other Information, page 59

4.   We note your disclosure that the Company paused all shipments and new content distribution into Russia, and the impact to the Company's operating results includes a loss of revenue and operating profit. Please quantify and disclose the decreases in revenue and operating profit, if material.

(19) Restructuring Actions, page 117

5.   We note your disclosures regarding Blueprint 2.0 and Operational Excellence Charges on page 78 and the Restructuring Actions on page 117. Please expand your note disclosure regarding the restructuring actions to provide the expected completion date, the total amount expected to be incurred for each major type of cost associated with the activity, and the required segment disclosures as applicable. Refer to ASC 420-10-50-1 and SAB Topic 5.P.4, or tell us why you believe these disclosures are not required. Additionally, tell us your consideration for disclosure of your expected cash requirements in the discussion of your liquidity and capital resources. Refer to Item 303(b)(1) of Regulation S-K.

Notes to Consolidated Financial Statements
(21) Segment Reporting, page 120

6.   We note your disclosure that your segment performance is measured at the operating profit level. We also note your information by segment and reconciliations.   Please expand your reconciliation to separately quantify and describe the nature of each significant reconciling item. Refer to ASC 280-10-50-31.

Exhibits 31.1 Certification of the Interim Chief Executive Officer Pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, page X-31

7.   We note that paragraph 1 of Exhibit 31.1, certification of your Principal Executive

Officer, refers to the "quarterly report on Form 10-K." Please revise to refer to the appropriate periodic report. The comment also applies to Exhibit 31.2, certification of your Principal Financial Officer that refers to the "quarterly report on Form 10-K".

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Stephany Yang at (202) 551-3167 or Melissa Gilmore at (202) 551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing